

August 1, 2013

Via E-mail
Mr. Patrick DeCourcy
Interim Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re: Allegheny Technologies Incorporated**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 1-12001**

Dear Mr. DeCourcy:

We have read your response dated July 19, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 16

1. We have read your response to comment 2 in our letter dated July 8, 2013. Please provide the clarifying information included within the first paragraph of your response in future filings as applicable. We also remind you of the MD&A requirement to fully disclose material uncertainties. If the operating results of any of your businesses have been, or are expected to be, adversely impacted by known events, trends or circumstances then that fact would presumably create an uncertainty over the recoverability of the underlying assets. An example of one such uncertainty appears to have been represented by your active involvement in extended discussions, occurring prior to the impairment charge, concerning possible ventures or long-term supply agreements that were targeted at "new end markets." The disclosure requirements include a clear explanation of the adverse events, trends and circumstances and a quantification of the carrying values of the assets that could become impaired by these adverse events, trends and circumstances. In this

regard, we note the outlook provided in your second quarter 2013 earnings release. Please note the guidance in Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for your future filings.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief